THE NOTTINGHAM COMPANY
116 South Franklin Street
Post Office Box 69
Rocky Mount, North Carolina 27802
(252) 972-9922

October 2, 2017

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

Re:	Hillman Capital Management Investment Trust - Registration Nos. 333-44568, 811-10085
Leeward Investment Trust – Registration Nos. 333-171279, 811-22507
Starboard Investment Trust – Registration Nos. 333-159484, 811-22298
Spinnaker ETF Trust - Registration Nos. 333-215942, 811-22398
(each of the above mentioned registered management investment companies is referred to hereinafter as a "Trust" or collectively as the "Trusts")

Ladies and Gentlemen:

In accordance with Rule 101(a)(iv) of Regulation S-T and Rule 17g-1 under the Investment Company Act of 1940, as amended, please find enclosed herewith copies of:

1.	the current joint insured fidelity bond ("Joint Insured Fidelity Bond") for the Trusts;
2.
the resolutions of a majority of the board of trustees who are not "interested persons" of each Trust approving the form, type, coverage and amount of the bond, and the portion of the premium paid by each Trust;

3.	a detailed listing of the portion of the premium paid by each Trust; and
4.	the allocation agreement between the above-mentioned Trusts pursuant to Rule 17g-1(f).

The minimum amount of the single insured bond which would have been provided and maintained by each of the above-mentioned entities had they not been named as insureds under the Joint Insured Fidelity Bond is as follows:

Hillman Capital Management Investment Trust – $300,000
Leeward Investment Trust - $50,000
Starboard Investment Trust - $750,000
Spinnaker ETF Trust - $300,000

The premium that has been paid under the Joint Insured Fidelity Bond covers the period from October 1, 2017 to October 1, 2018 for an aggregate coverage amount of $2,000,000.

Sincerely,

/s/ Matthew J. Beck
Matthew J. Beck

Enclosures

APPROVAL OF FIDELITY BOND RENEWAL
 AND ALLOCATION AGREEMENT FOR THE
HILLMAN CAPITAL MANAGEMENT INVESTMENT TRUST

Proposed:
RESOLVED, that it is the finding of the Board and a majority of the Independent Trustees, voting separately, that the joint insured Fidelity Bond written by The Travelers Indemnity Company in the amount of $2,000,000 covering, among others, each series of the Hillman Capital Management Investment Trust, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the funds to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the portfolios for each series of the Trust, the number of other parties named as insured parties under the Fidelity Bond, and the nature and size of the business activities of such other parties;
RESOLVED, that the Allocation Agreement as presented at this Meeting between the Trust and the other named insureds under the Fidelity Bond is approved in substantially the form presented to the Board at this Meeting and that the appropriate officers of the Trust are authorized and directed to execute said Allocation Agreement on behalf of the Trust;
RESOLVED, that the premium on the Fidelity Bond to be allocated to each series of the Trust is approved by a majority of the Independent Trustees, voting separately, taking all relevant factors into consideration, including but not limited to, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the Fidelity Bond and the amount of the premium for the Fidelity Bond, the ratable allocation of the premium amount to all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond;
RESOLVED, that the Secretary, Treasurer, Assistant Secretary, or Assistant Treasurer of the Trust is designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1 and Regulation S-T;
RESOLVED, that any one of the officers of the Trust are authorized and directed to take such actions and execute such documents as may be necessary to amend the Allocation Agreement;
RESOLVED, that any one of the officers are authorized and directed to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act and the rules and regulations thereunder; and further
RESOLVED, that any and all actions of the officers of the Trust in connection with the issuance and amendment of the Fidelity Bond and Allocation Agreement are approved, ratified, and confirmed in all respects.

APPROVAL OF FIDELITY BOND RENEWAL
 AND ALLOCATION AGREEMENT FOR THE
STARBOARD INVESTMENT TRUST

Proposed:
RESOLVED, that it is the finding of the Board and a majority of the Independent Trustees, voting separately, that the joint insured Fidelity Bond written by The Travelers Indemnity Company in the amount of $2,000,000 covering, among others, each series of the Starboard Investment Trust, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the funds to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the portfolios for each series of the Trust, the number of other parties named as insured parties under the Fidelity Bond, and the nature and size of the business activities of such other parties;
RESOLVED, that the Allocation Agreement as presented at this Meeting between the Trust and the other named insureds under the Fidelity Bond is approved in substantially the form presented to the Board at this Meeting and that the appropriate officers of the Trust are authorized and directed to execute said Allocation Agreement on behalf of the Trust;
RESOLVED, that the premium on the Fidelity Bond to be allocated to each series of the Trust is approved by a majority of the Independent Trustees, voting separately, taking all relevant factors into consideration, including but not limited to, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the Fidelity Bond and the amount of the premium for the Fidelity Bond, the ratable allocation of the premium amount to all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond;
RESOLVED, that the Secretary, Treasurer, Assistant Secretary, or Assistant Treasurer of the Trust is designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1 and Regulation S-T;
RESOLVED, that any one of the officers of the Trust are authorized and directed to take such actions and execute such documents as may be necessary to amend the Allocation Agreement;
RESOLVED, that any one of the officers are authorized and directed to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act and the rules and regulations thereunder; and further
RESOLVED, that any and all actions of the officers of the Trust in connection with the issuance and amendment of the Fidelity Bond and Allocation Agreement are approved, ratified, and confirmed in all respects.

APPROVAL OF FIDELITY BOND RENEWAL
 AND ALLOCATION AGREEMENT FOR THE
LEEWARD INVESTMENT TRUST

Proposed:
RESOLVED, that it is the finding of the Board and a majority of the Independent Trustees, voting separately, that the joint insured Fidelity Bond written by The Travelers Indemnity Company in the amount of $2,000,000 covering, among others, each series of the Leeward Investment Trust, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the funds to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the portfolios for each series of the Trust, the number of other parties named as insured parties under the Fidelity Bond, and the nature and size of the business activities of such other parties;
RESOLVED, that the Allocation Agreement as presented at this Meeting between the Trust and the other named insureds under the Fidelity Bond is approved in substantially the form presented to the Board at this Meeting and that the appropriate officers of the Trust are authorized and directed to execute said Allocation Agreement on behalf of the Trust;
RESOLVED, that the premium on the Fidelity Bond to be allocated to each series of the Trust is approved by a majority of the Independent Trustees, voting separately, taking all relevant factors into consideration, including but not limited to, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the Fidelity Bond and the amount of the premium for the Fidelity Bond, the ratable allocation of the premium amount to all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond;
RESOLVED, that the Secretary, Treasurer, Assistant Secretary, or Assistant Treasurer of the Trust is designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1 and Regulation S-T;
RESOLVED, that any one of the officers of the Trust are authorized and directed to take such actions and execute such documents as may be necessary to amend the Allocation Agreement;
RESOLVED, that any one of the officers are authorized and directed to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act and the rules and regulations thereunder; and further
RESOLVED, that any and all actions of the officers of the Trust in connection with the issuance and amendment of the Fidelity Bond and Allocation Agreement are approved, ratified, and confirmed in all respects.

APPROVAL OF FIDELITY BOND RENEWAL
 AND ALLOCATION AGREEMENT FOR THE
SPINNAKER ETF TRUST

RESOLVED, that the Officers of the Trust are authorized to add the Trust and Funds to the Investment Company Bond issued by Great American Insurance Company ("Fidelity Bond");
RESOLVED, that the premium on such Fidelity Bond to be allocated to the Funds is approved by a majority of the Independent Trustees, taking all relevant factors into consideration, including but not limited to, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the joint insured bond and the amount of the premium for such Fidelity Bond, the ratable allocation of the premium among all parties named as insured, and the extent to which the share of the premium allocated to each series of the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond;
RESOLVED, that the appropriate Officers of the Trust are authorized to make any and all payments and to do any and all other acts, in the name of the Trust and its Trustees and Officers, as they or any of them, may determine to be necessary or appropriate in connection with adding the Funds to the Fidelity Bond; and further
RESOLVED, that the Officers of the Trust are authorized to take any actions and to execute any instruments which may be necessary or advisable to carry out the foregoing resolutions and the purpose and intent thereof.

2017 Fidelity Bond Allocation
(for the policy period October 1, 2017 to October 1, 2018)

	Base	Premium
	$142.72	$3,806.00

Trust			Net Assets	Base	Asset Based	Total	Total	% Premium
	Fund		(09/20/17)	Fee	Fee	Fund Fee	Trust Fee	Per Fund
Leeward Investment Trust
184	ULTRA SHORT GOVERNMENT FUND		0.00	0.00	0.00	0.00	0	0.00%
185	ULTRA SHORT PRIME FUND		30,673,862.44	142.72	47.04	189.76	189.76	4.99%
Hillman Capital Management Investment Trust
107	THE HILLMAN FUND		2,501,938.77	142.73	3.84	146.57	146.57	3.85%
Starboard Investment Trust
332	ARIN LARGE CAP THETA FUND		9,124,645.15	142.73	13.99	156.72		4.12%
925	GOODWOOD SMID LONG/SHORT FUND		21,748,501.10	142.73	33.35	176.08		4.63%
125	MATISSE DISCOUNTED CEF STRATEGY		117,367,090.99	142.73	179.98	322.71		8.48%
812	ROUMELL OPPORTUNISTIC VALUE FUND		66,578,199.72	142.73	102.10	244.83		6.43%
800	CAVALIER DYNAMIC GROWTH FUND		12,307,981.18	142.73	18.87	161.60		4.25%
801	CAVALIER ADAPTIVE INCOME FUND		7,101,407.78	142.72	10.89	153.61		4.04%
857	ALPHA RISK TACTICAL ROTATION FUND		2,152,828.06	142.72	3.30	146.02		3.84%
854	CAVALIER HEDGED HIGH INCOME FUND		7,107,454.72	142.72	10.90	153.62		4.04%
863	CAVALIER GLOBAL OPPORTUNITIES		27,585,121.03	142.72	42.30	185.02		4.86%
851	CAVALIER TACTICAL ROTATION FUND		99,353,738.75	142.72	152.36	295.08		7.75%
848	THE NEBRASKA FUND		1,725,671.12	142.72	2.65	145.37		3.82%
860	CAVALIER MULTI STRATEGIST FUND		10,492,339.66	142.72	16.09	158.81		4.17%
872	CAVALIER FUNDAMENTAL GROWTH FUND		67,765,612.17	142.72	103.92	246.64		6.48%
288	SIRIUS S&P STRATEGIC LARGE CAP ALLOCATION FUND		22,873,482.63	142.72	35.08	177.80		4.67%
390	QCI BALANCED FUND		60,111,570.61	142.72	92.18	234.90		6.17%
245	SECTOR ROTATION FUND		23,705,868.51	142.72	36.35	179.07	3,137.88	4.70%
Spinnaker ETF Trust					0.00	0.00
425	FIELDSTONE MERLIN DYNAMIC LARGE CAP GROWTH FUND		5,316,554.19	142.72	8.15	150.87		3.96%
426	FIELDSTONE UVA UNCONTRAINED MEDIUM-TERM FIXED INCOME ETF		24,909,376.27	142.72	38.20	180.92	331.79	4.75%
427	FIELDSTONE UVA DIVIDEND VALUE ETF		0	0	0	0	0	0
	TOTALS:		$620,503,244.85	$2,854.46	$951.54	$3,806.00	$3,806.00	100.00%

AGREEMENT CONCERNING JOINT INSURED BOND

This AGREEMENT CONCERNING JOINT INSURED BOND, dated the 25th day of September, 2017, among the Hillman Capital Management Investment Trust, Starboard Investment Trust, Leeward Investment Trust and Spinnaker ETF Trust, each a Delaware business/statutory trust (individually, a "Trust" and collectively the "Trusts").

Each of the Trusts has established various series of the Trusts ("Funds") and may establish additional Funds from time to time in the future.  The Trusts are named as insureds under a joint insured bond in accordance with Rule 17g-1 of the Securities and Exchange Commission under the Investment Company Act of 1940.  In order to comply with paragraph (f) of such Rule, the Trusts hereby agree that, in the event recovery is received under the bond as a result of a loss sustained by more than one of the Trusts, each Trust shall receive an equitable and proportionate share of such recovery, but at least equal to the amount which the Trust would have received had the Trust provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1.

A copy of the Agreement and Declaration of Trust or Trust Instrument of each Trust is on file with or has been made available to the Secretary of the State of Delaware and notice is hereby given that this instrument is executed on behalf of the Trustees of each Trust as Trustees and not individually, and that the obligations of or arising out of this instrument are not binding upon any of the Trustees or shareholders individually but are binding only upon the assets and property of the Trusts.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be signed and their respective seals to be affixed by their respective officers thereunto duly authorized, all as of the day and year first above written.

 HILLMAN CAPITAL MANAGEMENT INVESTMENT TRUST

By:	/s/ Katherine M. Honey Katherine M. Honey Secretary

STARBOARD INVESTMENT TRUST

By:	/s/ Katherine M. Honey Katherine M. Honey President

LEEWARD INVESTMENT TRUST

By:	/s/ Katherine M. Honey Katherine M. Honey President

SPINNAKER ETF TRUST

By:	/s/ Katherine M. Honey Katherine M. Honey President